King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309‑3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

December 8, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attention:  H. Roger Schwall

Re:      Transocean Ltd.

Amendment No. 2 to Registration Statement on Form S‑4

Filed November 29, 2017

File No. 333‑220791

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed November 29, 2017

File No. 0‑53533

Dear Mr. Schwall:

On behalf of our client, Transocean Ltd. (the “Company”), we are transmitting via EDGAR with this letter, for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 to the above referenced Registration Statement on Form S‑4 (the “Revised S‑4”) and a further revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement” and, with the Revised S‑4, the “Revised Filings”). This letter together with the changes reflected in the Revised Filings respond to the Staff’s comments contained in its letter dated December 5, 2017.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised S‑4. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised S‑4. Corresponding revisions have also been made in the Revised Proxy Statement, as applicable.

Amendment No. 2 to Registration Statement on Form S‑4

The Combination, page 112

Background and Reasons for the Combination, page 112

Projected Financial Information, page 130

1.	Please explain why the Downside Case Projections Average Dayrate is higher than the corresponding figure in the Base Case Projections Average Dayrate. In addition, please

Securities and Exchange Commission

December 8, 2017

clarify whether the Downside Case and Upside Case Projections assume an average per rig revenue efficiency of approximately 95% for operating rigs.

The Company has revised the disclosure under the caption “Management Projections” beginning on page 133 of the Revised S-4 in response to the Staff’s comment.

Summary of Clarksons’ Analyses, page 134

2.

Refer to prior comment 6 and your response to that comment. Any material differences between the March 28, 2017 and June 16, 2017 analyses performed by Clarksons should be summarized in the prospectus.

The Company has provided additional disclosure under the caption “March 28, 2017 Preliminary Presentation by Clarksons” beginning on page 140 of the Revised S-4 in response to the Staff’s comment.

Summary of Pareto’s Sensitivity Scenarios, page 140

3.

The materials supplementally submitted to us on November 27, 2017 in response to prior comment 7 indicate that Pareto Securities prepared gross and net leverage scenarios through 2021 which were reviewed by Transocean and Clarksons. Please revise to summarize these analyses in accordance with Item 4(b) of Form S‑4 and Item 1015(b)(6) of Regulation M-A. Alternatively, provide us with a detailed analysis as to why this disclosure is not required.

We respectfully advise the Staff that the gross and net leverage calculations were prepared by Pareto Securities for Songa Offshore and were not shared with or reviewed by Transocean and Clarksons.  Nonetheless, in response to the Staff’s comment, the Company has revised the disclosure beginning on page 143 of the Revised S-4 to summarize the analysis of the gross and net leverage calculations prepared by Pareto Securities.

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Securities and Exchange Commission

December 8, 2017

If we can be of any assistance in explaining these responses or the changes in the Revised Drafts, please contact me (telephone: (404) 572‑3517; email: ktownsend@kslaw.com), Alana Griffin (telephone: (404) 572‑2450; email: agriffin@kslaw.com) or Zach Cochran (telephone: (404) 572‑2874; email: zcochran@kslaw.com).

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Jerard Gibson
Karina Dorin
Christina E. Chalk
(Securities and Exchange Commission)

Brady K. Long
Daniel Ro-Trock
(Transocean Ltd.)

Alana L. Griffin
Zachary L. Cochran
(King & Spalding LLP)

James E. Langston
Jonah C. Abramowitz
Charles W. Allen
(Cleary Gottlieb Steen & Hamilton LLP)
Philip Richter
Brian A. Blitz
(Fried, Frank, Harris, Shriver & Jacobson LLP)